Delisting Determination,The Nasdaq Stock Market, LLC,
March 20, 2015, Advanced Emissions Solutions, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Advanced Emissions Solutions, Inc. (the Company), effective at the opening of the trading session on March 30, 2015. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staffs
determination on September 29, 2014. The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated November 13, 2014, granting the Company continued listing pursuant to an exception that included several milestones that the Company was required to meet, towards the toal of regaining compliance with Listing Rules 5250(c)(1), 5620(a), and 5620(b).
However, the Company was unable to meet the exception milestones as required. On January 30, 2015, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on February 3, 2015.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on March 16, 2015.